Exhibit 3.105

FIRST AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF PASCO COGEN, LTD.

This First Amendment to Agreement of Limited Partnership of Pasco Cogen Ltd. (this “Amendment”) is made and entered into as of the 15th day of January, 1992, by and among PAS POWER CO., a Florida corporation, with its principal office located at 220 East Madison Street, Tampa, Florida 33602 (“PAS”) and NCP DADE POWER INCORPORATED, a Delaware corporation, with its principal office located at 1100 Town and Country Road, Suite 800, Orange, California 92668 (“NDP”) as the General Partners, and DADE INVESTMENT L.P., a Delaware limited partnership, (“DIL”) and PAS as the Limited Partners. The parties hereto are sometimes referred to as “Partners” collectively and as a “Partner” individually.

WITNESSETH:

WHEREAS, the Certificate of Limited Partnership of Pasco Cogen, Ltd. (the “Partnership”) was recorded with the Secretary of State of the State of Florida on March 13, 1991.

WHEREAS, on or about August 28, 1991, the Partners executed an undated Agreement of Limited Partnership of Pasco Cogen Ltd. (the “Limited Partnership Agreement”).

WHEREAS, the Partners wish to amend the Limited Partnership Agreement in order to clarify certain points and to facilitate the financing of the Project as defined in the Limited Partnership Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Partners agree as follows:

1.                        Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Limited Partnership Agreement.

2.                        The Partners hereby ratify the Limited Partnership Agreement, and agree that the Limited Partnership Agreement shall be deemed to be dated “as of August 28, 1991.”

3.                        section 1.16 of the Limited Partnership Agreement is hereby amended to read as follows:

Section 1.16. “Equity Commitment” means, with respect to each Partner, the amount which, pursuant to the Equity Infusion Agreement (each as defined in the Master Agreement) entered into or to be entered into by such Partner, such Partner is required to pay (or cause a corporate affiliate to pay on its behalf) directly to the Collateral Agent (as defined in the Master Agreement) as an equity contribution to the Partnership.

4.                        Section 1.17 of the Limited Partnership Agreement is hereby amended to read as follows:

Section 1.17. “Equity Funding Date” shall have the meaning assigned to the term “Equity Infusion Date” in the Master Agreement.

5.                        A new Section 1.59 is hereby added to the Limited Partnership Agreement, to read as follows:

Section 1.59. “Master Agreement” shall mean the agreement so designated, entered into or to be entered into among the Partnership as Borrower, the Bank Lenders that may from time to time become party thereto, the Institutional Lenders party thereto, The Prudential Insurance Company of America as Agent and Bankers Trust Company as Collateral Agent.

6.                        Section 5.02 of the Limited Partnership Agreement is hereby amended and restated in its entirety to read as follows:

(a)    (i)                             PAS shall contribute to the capital of the Partnership, or shall cause Lykes Energy, Inc. to contribute to the Partnership on behalf of PAS, funds in the amounts and on the dates specified in Section 2.1 of the Equity Infusion Agreement executed by PAS as a General Partner.

(ii)                            PAS shall contribute to the capital of the Partnership, or shall cause Lykes Energy, Inc. to contribute to the Partnership on behalf of PAS, funds in the amounts and on the dates specified in Section 2.1 of the Equity Infusion Agreement executed by PAS as a Limited Partner.

(iii)                         NDP shall contribute to the capital of the Partnership, or shall cause North Canadian Oils Limited to contribute to the Partnership on behalf of NDP, funds in the amounts and on the dates specified in Section 2.1 of the Equity Infusion Agreement executed by NDP.

(iv)                        DIL shall contribute to the capital of the Partnership, or shall cause North Canadian Oils Limited to contribute to the Partnership on behalf of DIL, funds in the amounts and on the dates specified in Section 2.1 of the Equity Infusion Agreement executed by DIL.

(b)   Any amount required by Section 5.02(a) to be paid to the Partnership by or on behalf of any Partner may be paid directly to the collateral Agent (as defined in the Master Agreement), and any amount so paid to the Collateral Agent as required by each Equity Infusion Agreement shall be deemed to be a contribution to the capital of the Partnership for all purposes of the Limited Partnership Agreement as amended by this Amendment.

(c)   Any amounts advanced to the Partnership as a Subordinated MEGA-NOPR Advance pursuant to the Equity Infusion Agreement executed by NDP or as a Subordinated Chiller Advance pursuant to the Equity Infusion Agreement executed by PAS in its capacity as General Partner of the Partnership shall be deemed to be a loan for all purposes of this Limited Partnership Agreement, bearing interest at the same rate of interest as the Commitment A Institutional Note (as defined in the Master Agreement) and shall not be deemed contributions to capital. Repayment of such advances shall be subject to the limitations set forth in the Loan Documents (as defined in the Master Agreement).

7.                         Section 7.01(b) of the Limited Partnership Agreement is hereby amended to read as follows:

(b)   Subject to the limitations on distributions contained in the Loan Documents, Net Cash Flow shall be distributed at intervals determined by the Management Committee, but not less frequently than quarterly.

8.                         Section 7.02(c) is amended by adding the following sentence at the end thereof:

Notwithstanding the foregoing sentence, until the Termination Date (as defined in the Master Agreement), there shall be no distribution of cash or property of the Partnership to any Partner except as permitted by the Loan Documents.

9.                         The Limited Partnership Agreement is hereby further amended by adding the following sentence at the end of Section 8:05:

Notwithstanding the foregoing provisions, in no event will the terms of clause (i) above limit the power and authority of the General Partners to encumber any part of the Partnership’s property or assets in accordance with Section 8.05(a) hereof, including, without limitation, the power and authority to enter into the Mortgage and other Security Documents (each as defined in the Master Agreement).

10.                  The Limited Partnership Agreement is hereby further amended by adding new Sections 8.07, 8.08, 8.09, 8.10 and 8.11 to read as follows:

8.07.              Financing of the Project. Notwithstanding any other provision of this Agreement, each of the General Partners is hereby authorized to execute and deliver, on behalf of the Partnership, the Master Agreement, together with the other Loan Documents referred to therein, in substantially the forms presented to the Partnership, with such changes as such General Partner in its sole discretion may deem necessary or appropriate. Each General Partner is further authorized to execute and deliver on behalf of the Partnership such other documents and agreements, including, without limitation, notices of borrowing, as such General Partner in its sole discretion may deem necessary or appropriate to complete the development, financing, construction, start-up and operation of the Project. Execution and delivery of any such document by one of both General Partners shall be sufficient to constitute such document the valid and binding obligation of the Partnership.

8.08.              Management of Construction. Subject to the limitations hereinafter set forth, the parties hereby appoint NDP to act on behalf of the Partnership, from the closing of the Construction Loan until the completion of construction of the Project in all matters relating to the procurement and construction of the Project; provided, however, that NDP shall not take any action or execute any agreement or commitment which would require or result in the Partnership’s payment of any sum exceeding the amount provided therefor in the construction budget by more the $25,000 until NDP has obtained the approval of the Management Committee for such action, agreement, or commitment. As compensation for managing the construction of the Project, the Partnership shall pay to NDP a fixed construction management fee equal to $900,000, to be paid in 18 monthly installments of $50,000 each, commencing on the last business day of the month during which closing of the Construction Loan occurs, provided that if construction of the Project is completed in less than 18 months, the then-remaining balance of the construction management fee shall be paid to NDP upon the closing of the Term Loan and provided further that if construction of the Project is not completed within 18 months, NDP shall not be paid any further construction management fee after such 18-month period.

8.09.              Operational Management Agreement. PAS, as agent on behalf of the Partnership, and NDP on its own behalf, shall proceed diligently and in good faith to negotiate, draft and cause to be executed an agreement providing for the management by NDP or an Affiliate of NDP (the “Operational Manager”) of the operation of the Project. The Management committee shall establish and approve annually a budget for the functions to be performed by the Operational Manager. Such agreement shall be assignable by the Operational Manager only to PAS or an Affiliate of PAS, shall be terminable by the Partnership only for cause, and shall provide for force majeure events and conditions. Such agreement shall contain such other terms and provisions as are usual and customary in similar agreements under similar circumstances. The Partnership shall reimburse the Operational Manager for expenses incurred in managing the operation of the Project, which reimbursement shall be equal to 100% of the Operational Manager’s actual out-of-pocket expenses plus 150% of the Operational Manager’s actual labor costs. For the purpose of computing actual labor cost, each officer or employee of the Operational Manager shall prepare a time sheet twice per month and shall account for his or her time spent on the management of the Project.

8.10.                   Administrative Management Agreement. NDP, as agent on behalf of the Partnership, shall proceed diligently and in good faith to negotiate, draft and cause to be executed an agreement providing for the management by Peoples Cogeneration Company or an Affiliate of Peoples Cogeneration Company (the “Administrative Manager”) of the business of the Partnership (to include without limitation the financial management and administrative functions of the Partnership, including the maintenance of the books and records of the Partnership, the collection and disbursement of Partnership funds, and the filing of tax returns). The Management Committee shall establish and approve annually a budget for the functions to be performed by the Administrative Manager. Such agreement shall be assignable by the Administrative Manager only to NDP or an Affiliate of NDP, shall be terminable by the Partnership only for cause, and shall provide for force majeure events and conditions. Such agreement shall contain such other terms and provisions as are usual and customary in similar agreements under similar circumstances, and shall provide that the Partnership shall reimburse the Administrative Manager for expenses incurred in managing the financial and administrative functions of the Partnership, which reimbursement shall be equal to 100% of the Administrative Manager’s actual out of pocket expenses plus 150% of the Administrative Manager’s actual labor costs. For the purpose of computing actual labor cost, each officer or employee of the Administrative Manager shall prepare a time sheet twice per month and shall account for his or her time spent on the management of the Project and the Partnership.

8.11.                   At closing of the Construction Loan (1) the Partnership shall pay to Peoples Cogeneration Company a development fee equal to $1,250,000 and (2) the Partnership shall pay to NDP a development fee equal to $1,250,000, the latter amount being in satisfaction and in lieu of any reimbursement to NDP for costs incurred in connection with the financing of the Project.

11.             Section 12.01 is hereby amended by inserting the words “Subject to the terms and conditions set forth in the Partnership Interest Security Agreements and in the ownership Maintenance Agreements (each as defined in the Master Agreement),” at the beginning of the Section, and by adding the following at the end of such Section:

notwithstanding any other provision of this Agreement, each of the Partners is authorized to execute and deliver the Partnership Interest Security Agreement with respect to such Partner.

12.                  Section 13.01 is hereby amended by inserting the words “only after the Termination Date (as defined in the Master Agreement),” at the beginning of clauses (b), (c), (d), (f) and (g) of such Section 13.01.

13.                  Sections 17.01(a) and 17.01(b) are hereby amended by inserting the words “Subject to the terms and conditions set forth in the Partnership Interest Security Agreements (as defined in the Master Agreement),” at the beginning of each clause.

14.                  The Limited Partnership Agreement is hereby further amended by adding a new Exhibit A to read as follows:

Exhibit A

Partnership Interests

The respective Partnership Interests of the Partners are as follows:

PAS as General Partner	1%
PAS as Limited Partner	49%
NDP as General Partner	1%
DIL as Limited Partner	49%

15.                  Except as modified by this Amendment, the Limited Partnership Agreement shall continue in full force and effect.

16.                  This Amendment may be executed in any number of counterparts, each of which shall be an original but such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

GENERAL PARTNERS

WITNESS:	NCP DADE POWER INCORPORATED

/s/ Xerxes Sarkary	BY:	/s/ Kenneth M. Ross
Xerxes Sarkary		Kenneth M. Ross, its
Vice-President

WITNESS:	PAS POWER CO.

/s/ Xerxes Sarkary	BY:	/s/ E. Elliott White
Xerxes Sarkary		E. Elliott White, its
Executive Vice-President

LIMITED PARTNERS

WITNESS:	DADE INVESTMENT, L.P.

	By:	NCP DADE POWER INCORPORATED
its General Partner

/s/ Xerxes Sarkary	BY:	/s/ Kenneth M. Ross
Xerxes Sarkary		Kenneth M. Ross, its
Vice-President

WITNESS:	PAS POWER CO.

/s/ Xerxes Sarkary	BY:	/s/ E. Elliott White
Xerxes Sarkary		E. Elliott White, its
Executive Vice-President